UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-40322

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Valor Latitude Acquisition Corp.

Full Name of Registrant

N/A

Former Name if Applicable

PO Box 309, Ugland House

Address of Principal Executive Office (Street and Number)

Grand Cayman KY1-1104

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Valor Latitude Acquisition Corp. (the “Registrant”) has elected not to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022 (the “Form 10-Q”) and is filing a Form 12b-25 for a 5 day extension deemed necessary for the following reason: The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022 by the prescribed due date because the review of the Registrant’s financial statements to be included in the Form 10-Q has not yet been completed. The Registrant anticipates that the review will be completed in time for the report to be filed on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	J. Douglas Smith	973	290-2331
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the quarter ended March 31, 2022 will reflect significant changes from our results of operations for the quarter ended March 31, 2021.

The Registrant was not incorporated until January 2021 and as of March 31, 2021, it had not commenced any operations. On May 6, 2021, the Registrant consummated its initial public offering (“IPO”) of 20,000,000 units (“units”). The units were sold at a price of $10.00 per unit, generating gross proceeds to the Registrant of $200,000,000. The underwriters fully exercised the over-allotment option and, on May 11, 2021, the underwriters purchased 3,000,000 units generating net proceeds to the Registrant of approximately $29,400,000 in the aggregate after deducting the underwriter discount.

Since the IPO, the Registrant has been incurring monthly operating expenses of approximately $10,000 per month and expenses in connection with its search for targets for its initial business combination. The Registrant will not generate any operating revenues until after completion of its initial business combination. Because the Registrant has not completed its financial statements for the quarterly period ended March 31, 2022 due to the reasons provided above, the Registrant is unable to provide a reasonable estimate of its results of operations for the quarterly period ended March 31, 2022. Accordingly, the Registrant cannot at this time estimate what significant changes will be reflected in its results of operations for the quarterly period ended March 31, 2022.

Valor Latitude Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2022	By:	/s/ J. Douglas Smith
	Name:	J. Douglas Smith
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).